U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2004

Commission File Number 1-31722

DRC RESOURCES CORPORATION

(Exact name of registrant as specified in its charter)

595 Howe Street, Suite #601, Vancouver, British Columbia, Canada  V6C 2T5

(604) 687-1629

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__           Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _X__          No __ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- 713___.

EXHIBIT INDEX

The following is a list of Exhibits included as part of this Report on Form 6-K.

Chris Bradbrook Appointed President & CEO dated October 18, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRC RESOURCES CORPORATION
(Registrant)

Date: October 18, 2004	By:	"John H. Kruzick"
John H. Kruzick, Chairman of the Board

DRC Resources Corporation

PRESS RELEASE

CHRIS BRADBROOK APPOINTED PRESIDENT & CEO

October 18, 2004, Vancouver, British Columbia - DRC Resources Corporation (TSX:DRC) is pleased to announce the appointment of Christopher Bradbrook (Chris) as, President, Chief Executive Officer, and Director, effective immediately.  Chris' mandate is to develop and implement strategies to maximize shareholder value.

Chris brings a wealth of expertise and experience to DRC Resources, as a result of his more than 25 year career in the mining industry, in which his principal roles have encompassed many aspects of the industry, including exploration, mine development, corporate development work, financial analysis, investor relations and marketing. Most recently he was Vice President of Corporate Development for Goldcorp Inc. (TSX:G; NYSE:GG).  This career has provided him with a unique and valuable perspective and understanding of the relationships between investors, mining companies and the creation of shareholder value.

In accepting this position Chris stated, "DRC's Afton project provides an excellent platform from which to create shareholder value.  To date, with expenditures of only US$4 million, a significant copper-gold deposit has been found which has an in situ gross metal value (at current metal prices) of more than US$3 billion, and which remains open".

Chris succeeds Mr. John H. Kruzick, founder of the Company in 1980, who has been appointed as Chairman of the Board.  "It is a pleasure to welcome Chris to the DRC executive team.  His extensive corporate development and management experience, particularly at Goldcorp will be valuable to DRC Resources as we continue to advance the Afton Copper-Gold Project and develop other growth strategies to maximize shareholder value," said John Kruzick.

DRC's main focus is the exploration and development of its 100%-owned Afton Copper-Gold Project, located 10 km west of Kamloops, B.C.  To date the Company has outlined a Measured and Indicated Mineral Resource of 68.7 Million Tonnes grading 1.68% Copper Equivalent or 2.61g/t Gold Equivalent (1.08% Cu, 0.85 g/t Au, 2.62 g/t Ag, 0.12 g/t Pd), which contains approximately 1.6 billion pounds of copper, and 1.9 million ounces of gold.  A US$14 million feasibility study, which includes the completion of a 2000 metre exploration decline, is underway.  A 2004 advanced scoping study completed by Behre Dolbear and Company Ltd., indicates that this US$120 million mining project (at conservative metal prices of US$0.85 per pound copper, and US$375 per ounce gold) when viewed as a primary copper mine, could potentially produce metal at a cash (direct) operating cost of US$0.15 per pound of copper, and when viewed as a primary gold mine, could produce metal at negative cash operating cost per ounce of gold.  According to the British Columbia Ministry of Energy & Mines, the Afton Project is the largest advanced exploration project in South Central B.C.  The Company is also exploring its nearby, 100%-owned, Ajax and Pothook properties.

DRC is in excellent financial condition with cash of CDN$26 million and no debt.  The company has only 13.6 million shares outstanding and 15.1 million shares fully diluted.

On behalf of DRC Resources Corporation,

"John Kruzick"

John H. Kruzick
Chairman of the Board

For further information on DRC Resources and the Afton Project, please contact:

John Kruzick

DRC Resources Corporation

601 - 595 Howe Street, Vancouver, B.C. V6C 2T5
Tel: 604-687-1629, Fax: 604-687-2845
Email: drcresources@uniserve.com
Website: www.drcresources.com

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995:  This release made may contain forward-looking statements that are affected by known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed, implied or anticipated by such forward-looking statements.   Such forward-looking statements herein represent management's best judgment as of the date hereof based on information currently available.  The Company does not intend to update this information and disclaims any legal liability to the contrary.  WARNING:  The Company relies upon litigation protection for "forward-looking" statements.